Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Balance Sheets	2

Statements of Comprehensive Income (Loss)	3

Statements of Changes in Shareholders’ Equity	4 – 6

Statements of Cash Flows	7 – 8

Notes to Financial Statements	9 – 11

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	September 30,		September 30,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	71,382	76,892	52,985	14,608
Short-term deposits	-	1,200	*)-	*)-
Other receivables	3,923	3,779	2,716	749

	75,305	81,871	55,701	15,357
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,308	24,175	6,665
Other long term assets	880	515	888	245

	6,390	1,823	25,063	6,910

	81,695	83,694	80,764	22,267
CURRENT LIABILITIES:
Trade payables	6,223	792	1,732	477
Other payables	660	2,344	981	270

	6,883	3,136	2,713	747
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300	-	12,930	3,565
Loan from others	-	-	42,770	11,792
Warrants	8,177	11,829	7,759	2,139
Severance pay liability, net	83	81	81	22

	18,560	11,910	63,540	17,518
SHAREHOLDERS’ EQUITY:
Ordinary shares
Authorized: 600,000,000 shares as of September 30, 2018, 2017 (unaudited) and December 31, 2017; Issued and Outstanding: 261,419,599, 179,595,199 and 261,419,599shares respectively	*)-	*)-	*)-	*)-
Share premium	179,669	179,182	179,871	49,592
Options	-	533	-	-
Other comprehensive income	-	-		-
Accumulated deficit	(123,417)	(111,067)	(165,360)	(45,590)

	56,252	68,648	14,511	4,002

	81,695	83,694	80,764	22,267

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2017	2017	2018	2017	2018	2018
	Unaudited					Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	18,777	1,174	4,347	5,070	45,297	12,488
Marketing, general and administrative	4,879	2,036	1,475	3,699	3,804	1,049

Total operating expenses	23,656	3,210	5,822	8,769	49,101	13,537

Operating loss	(23,656)	(3,210)	(5,822)	(8,769)	(49,101)	(13,537)

Financial income	18	4,558	3,729	17	9,817	2,707
Financial expense	(10,913)	(45)	(157)	(13,449)	(2,659)	(733)

Total financial income (expense), net	(10,895)	4,513	3,572	(13,432)	7,158	1,974

Net income (loss)	(34,551)	1,303	(2,250)	(22,201)	(41,943)	(11,564)

Other comprehensive loss:
Loss from available-for-sale financial assets	(6)	(2)	-	(6)	-	-

Total comprehensive income (loss)	(34,557)	1,301	(2,250)	(22,207)	(41,943)	(11,564)

Earnings (loss) per share
Basic (NIS)	(0.17)	0.01	(0.01)	(0.12)	(0.16)	(0.04)
Diluted (NIS)	(0.17)	(0.01)	(0.01)	(0.12)	(0.16)	(0.04)

Weighted average number of shares used in compute earnings (loss) per share
Basic	201,030,768	191,521,484	261,419,599	180,680,089	261,419,599	261,419,599
Diluted	201,030,768	201,302,584	261,419,599	180,680,089	261,419,599	261,419,599

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2018	*)-	179,669	(123,417)	56,252

Total comprehensive loss	-	-	(41,943)	(41,943)

Share-based compensation	-	202	-	202

Balance as of September 30, 2018	*)	179,871	(165,360)	14,511

Balance as of September 30, 2018 (convenience translation into U.S. dollars (see Note 2c)	*)	49,592	(45,590)	4,002

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2017	*)-	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(22,201)	(22,201)
Other comprehensive loss	-	-	-	(6)	-	(6)

Total comprehensive loss	-	-	-	(6)	(22,201)	(22,207)

Issuance of ordinary shares, net of issuance costs	*)-	55,748	-	-	-	55,748

Exercise of employees options	*)-	18	-	-	-	18

Exercise of Options	-	8,964	-	-	-	8,964

Expiration of Options series 4	-	902	(902)	-	-	-

Share-based compensation	-	509	-	-	-	509

Balance as of September 30, 2017	*)-	179,182	533	-	(111,067)	68,648

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2018	*)-	179,821	(163,110)	16,711

Total comprehensive loss	-	-	(2,250)	(2,250)

Share-based compensation	-	50	-	50

Balance as of September 30, 2018	*)	179,871	(165,360)	14,511

Balance as of September 30, 2018 (convenience translation into U.S. dollars (see Note 2c)	*)-	49,592	(45,590)	4,002

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2017	*)-	132,824	533	2	(112,370)	20,989

Net income	-	-	-	-	1,303	1,303
Other comprehensive loss	-	-	-	(2)	-	(2)

Total Comprehansive loss	-	-	-	(2)	1,303	1,301

Issuance of ordinary shares, net of issuance costs	*)-	40,361	-	-	-	40,361

Exercise of employees options	*)-	18	-	-	-	18

Exercise of Options	-	5,895	-	-	-	5,895

Share-based compensation	-	84	-	-	-	84

Balance as of September 30, 2017	*)-	179,182	533	-	(111,067)	68,648

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2017	*)-	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of ordinary shares, net of issuance costs	*)-	55,692	-	-	-	55,692
Exercise of employees options	*)-	18	-	-	-	18
Exercise of options	*)-	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*)-	179,669	-	-	(123,417)	56,252

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2017	2017	2018	2017	2018	2018
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net income (loss)	(34,551)	1,303	(2,250)	(22,201)	(41,943)	(11,564)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	440	125	(179)	380	235	65
Net financial expenses (income)	10,895	(4,512)	(4,258))	13,432	(9,839)	(2,712)
Capital loss	-	-	634	-	634	175
Increase in liability with respect to government grants	10,300	-	140	-	2,630	725
Share-based compensation	519	84	50	509	202	55
Change in employee benefit liabilities, net	7	2	2	5	(2)	(1)

	22,161	(4,301)	(3,611)	14,326	(6,140)	(1,693)
Changes in asset and liability items:
Decrease (increase) in other receivables	(3,108)	(1,361)	1,401	(2,375)	1,257	346
Increase (decrease) in trade payables	5,537	(397)	409	105	(4,441)	(1,224)
Increase (decrease) in other payables	(29)	962	201	937	321	88

	2,400	(796)	2,011	(1,333)	(2,863)	(790)

Cash paid and received during the year for:
Interest paid	(73)	(46)	(16)	(61)	(28)	(8)
Interest received	13	3	71	12	97	27

	(60)	(43)	55	(49)	69	19

Net cash flows used in operating activities	(10,050)	(3,837)	(3,795)	(9,257)	(50,877)	(14,028)

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2017	2017	2018	2017	2018	2018
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Increase in short-term deposits	7,602	-	-	6,402	-	-
Purchase of property and equipment	(4,508)	(200)	(5,936)	(245)	(19,633)	(5,413)
Proceeds from sale of marketable securities	4,067	4,067	-	4,067	-	-
Proceeds from sale of property and equipment		-	50	-	50	14
Increase in other long term assets	(402)	(10)	(8)	(37)	(8)	(2)

Net cash provided by (used in) investing activities	6,759	3,857	(5,894)	10,187	(19,591)	(5,401)

Cash Flows from Financing Activities:

Loan from others	-	-	25,417	-	50,689	13,975
Proceeds from issuance of shares and options, net of issuance costs	55,692	40,491	-	55,878	-	-
Proceeds from exercise of options to employees	18	18	-	18	-	-
Proceeds from exercise of options	6,129	4,817	-	6,129	-	-

Net cash provided by financing activities	61,839	45,326	25,963	62,025	50,689	13,975

Exchange differences on balances of cash and cash equivalents	(2,871)	212	(417)	(1,768)	1,382	381
Increase (decrease) in cash and cash equivalents	55,677	45,558	15,857	61,187	(18,397)	(5,073)

Balance of cash and cash equivalents at the beginning of the period	15,705	31,334	37,128	15,705	71,382	19,681

Balance of cash and cash equivalents at the end of the period	71,382	76,892	52,985	76,892	52,985	14,608

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

d.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinicaltrial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

e.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

f.	On November 20, 2017, the Company announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using BiondVax’s product candidate, M-001.

g.	On January 22, 2018, the Company signed a letter of intent, or LOI, with a European contract research organization, for the purpose of conducting a phase 3 clinical trial in Europe, planned by the Company to begin prior to the 2018/19 flu season.

Under the LOI, the parties are to enter into a master service agreement and work order related to the performance of a phase 3 trial as soon as possible in order to assess the safety and clinical efficacy of BiondVax’s product candidate M-001, a universal influenza vaccine. The LOI includes an upfront fee payable by the Company of €200,000 for start-up activities, as detailed in the LOI. The LOI continues in effect until the earlier of: (1) the end of the one month period following the execution of the LOI or (2) the execution of the master service agreement, unless extended.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1: GENERAL (Cont.)

On June 18, 2018, the first trach of $7 million received by the Company according to the financing agreement signed in June 2017.

On August 13, 2018 the second trach of $7 million received by the Company according to the financing agreement signed in June 2017.

h.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

i.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

j.	On August 20, 2018, the Company relocated to a newly constructed mid-size commercial scale manufacturing facility in Jerusalem Bio Park, a biotech hub on the Hadassah Medical Center Hebrew University Ein Kerem campus, the new approximately 20,000 square foot (1850m2) facility includes offices, laboratories, and GMP manufacturing suites with potential annual capacity of 40 million doses of M-001 in bulk with up to 20 million single dose syringes.

k.	In the nine months ended September 30, 2018, the Company incurred a loss of NIS 41,943 ($ 11,564) and negative cash flows from operating activities of NIS 50,847 ($ 14,020) and it has an accumulated deficit of NIS 165,360 ($ 45,590) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

NOTE 2:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2018 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.627). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

NOTE 4: SUBSEQUENT EVENT

On October 21, 2018 the third trach of $9 million received by the Company according to the financing agreement signed in June 2017 (see also Note 1g).

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